Exhibit 99.1
Shinhan Financial Group 2021 3Q Earnings Release Conference

Shinhan Financial Group will be holding its 2021 3Q Earnings Release Conference on Tuesday, October 26, 2021. The conference will be aired through live streaming on the internet – both PC and mobile. Investors are welcome to participate during the Q&A session, which will follow the presentation.

Details of the Earnings Release Conference are as follows:

-	Agenda: 2021 3Q Earnings Release and Q&A
-	Date: October 26, 2021 (Tuesday)
-	Time: 14:00 (Seoul Time)
-	Format: Live streaming on the internet
-	Language: Korean and English
(Simultaneous translations will be available for English-speaking participants)
-	To participate in the Conference Call:

Log into Zoom → Join a Meeting → Enter Meeting ID (895 4637 0458) → Enter Password (211026) → Enter your affiliation and name → Join → Click EN button at the bottom of the screen → Click ‘Raise hand’ to request a question

-	A recording of the business presentation will be available at the following URL:

URL: http://www.shinhangroup.com/en/invest/finance/performance_file.jsp

Our 2021 3Q Earnings Release presentation material will be available at our website, www.shinhangroup.com, at the time of the web-cast and Q&A session.